
November 6, 2025
Vancouver, British Columbia
DIVIDEND DECLARATION

Wheaton Precious Metals Announces Quarterly Dividend

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that its Board of Directors has declared its fourth quarterly cash dividend payment for 2025 of US$0.165 per common share, an increase of 6.5% relative to the fourth quarterly cash dividend declared in 2024.

The fourth quarterly cash dividend for 2025 will be paid to holders of record of Wheaton common shares as of the close of business on November 20, 2025, and will be distributed on or about December 4, 2025. The ex-dividend trading date is November 20, 2025.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

Dividend Reinvestment Plan
The Company has previously implemented a Dividend Reinvestment Plan ("DRIP"). Participation in the DRIP is optional. For the purposes of this quarterly dividend, the Company has elected to issue common shares under the DRIP through treasury at the Average Market Price, as defined in the DRIP, without a discount.

The Company may, from time to time, in its discretion, apply, change or eliminate any discount applicable to Treasury Acquisitions, as defined in the DRIP, or direct that such common shares be purchased in Market Acquisitions, as defined in the DRIP, at the prevailing market price, any of which would be publicly announced.

The DRIP enrollment forms, including direct deposit, are available for download on the Company's website at www.wheatonpm.com, in the 'Investors' section under the 'Shareholder information' and 'Dividends' tabs.

Registered shareholders may also enroll in the DRIP online through the plan agent's self-service web portal at: https://tsxtrust.com/DRIP

Beneficial shareholders should contact their financial intermediary to arrange enrollment. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP.

Transfer Agent Change

The Company announces that Odyssey Trust Company will replace TSX Trust as its transfer agent for both Canadian and US services, effective December 17, 2025. Shareholders do not need to take any action in respect to the change in transfer agent now. Effective December 17, 2025, all inquiries and correspondence relating to shareholders' records, transfer of shares, lost certificates, changes of addresses or other inquiries related to shares should be directed to Odyssey Trust Company as follows:

Odyssey Trust Company	
Address:	United Kingdom Building 350-409 Granville Street Vancouver, British Columbia, Canada V6C 1T2
Direct Dial:	1-587-885-0960
Canada & US (toll-free):	1-888-290-1175
Email:	shareholders@odysseytrust.com
Contact Odyssey through their website at:	https://odysseytrust.com/ca-en/help/

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov. A written copy of the prospectus included in the registration statement may be obtained by contacting the Corporate Secretary of the Company at 1021 West Hastings Street, Suite 3500, Vancouver, British Columbia, Canada V6E 0C3.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to future dividends. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton's Form 40-F for the year ended December 31, 2024 filed March 31, 2025 on file with the U.S. Securities and Exchange Commission on EDGAR and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis for the year ended December 31, 2024, available on SEDAR+ and in Wheaton's Form 6-K to filed March 13, 2025. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that there will be no material adverse change in the market price of commodities, that estimations of future production from the mining operations and mineral reserves and resources are accurate, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements and royalty agreements, and that Wheaton's application of the CRA Settlement (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010) and Wheaton's interpretation of, compliance with, and application of the 15% global minimum tax, are accurate and that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company).

For further information, please contact:

Emma Murray
Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com